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DATE OF BOARD MEETING

The board (the “Board”) of directors of China Southern Airlines Company Limited (the “Company”) hereby announces that a Board meeting will be held on Thursday, 27 October 2011 for the purpose of considering and approving, inter alia, the third quarterly results of the Company for the nine months ended 30 September 2011.

By Order of the Board of China Southern Airlines Company Limited Xie Bing and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China
13 October 2011

As at the date of this announcement, the Directors include Si Xian Min and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.